PARATEK PHARMACEUTICALS, INC.
75 Park Plaza
Boston, MA 02116

May 15, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Doris Stacey Gama

Re:    Paratek Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-271780)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Paratek Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 17, 2023, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

    Please call Thomas Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.

[Signature page follows]

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Very truly yours,

                    PARATEK PHARMACEUTICALS, INC.

                    By:    /s/ Evan Loh, M.D.
                    Name:    Evan Loh, M.D.
Title:    Chief Executive Officer

[Signature Page to Acceleration Request]
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